

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 19, 2010

Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

> **Re:** **Aquamer Medical Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 18, 2010**
> **File No. 000-52327**

Dear Mr. Reilly:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your letter submitted November 17, 2010. Please confirm that you intend to ensure that all comments on your Exchange Act reports are resolved before you mail proxy material to your shareholders.

2. We note your disclosure on page 1 that you had a total of 173,999,870 shares outstanding on November 2, 2010. We also note your disclosure in Item 1 of your current report on Form 8-K filed August 20, 2010 that you are withholding delivery of 30,000,001 of the Aquamer Shares being issued to the former shareholders of Urban Agriculture Corporation for one year. Please clarify whether the number of shares you disclose as outstanding includes the 30,000,001 shares withheld. If it does include such shares, please clarify who may vote such shares at the special meeting. If it does not include such shares, it appears that you need the additional

shares resulting from the proposals in the proxy statement to complete the Urban Agriculture transaction; therefore, your proxy statement must include all information required by Item 14 of Schedule 14A as if shareholders were being asked to approve the Urban Agriculture transaction. See Schedule 14A Note A.

Proposal 2, page 3

1.	Please tell us why you believe you need not present the reverse split and decrease in authorized shares as separate proposals on which shareholders can vote separately. Cite all authority on which you rely.

2.	Please disclose how you determined the appropriate ratio for the reverse split.

Purpose and Effect of the Reduction…, page 7

3.	Please expand your disclosure to indicate whether you have any plans, commitments or other arrangements to issue additional shares. In this regard, refer to comment 5 of our October 8, 2009 letter to you. If intend that the additional authorized shares resulting from the proposal are planned to be used for financing, please tell us the status of the negotiations regarding the financing and provide us your analysis of why you believe you need not fully disclose the material terms of those plans so that shareholders have all the information required to make an informed voting decision.

4.	Please disclose how you determined the appropriate size of the reduction of authorized shares.

5.	Please disclose, as of the most recent date practicable, the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements, and the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the proposal.

6.	Please revise the last paragraph of this subsection to disclose the timeframe in which the Board will decide whether to proceed with the split and reduction in number of authorized shares. Also revise the first paragraph on page 5 accordingly.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Eric Hellige, Esq.